Exhibit 20.1

Parcel #	Square Feet (sq. ft.)
CAPITAL CENTER:	PARCEL SIZE	DEVELOPMENT ON PARCELS
2A & B	56,700	17 and 19 Story Apartment Buildings - 307,000 gross sq. ft.
2C	35,300	13 Story Office Building - 325,000 gross sq. ft.
3S	48,000	13 Story Office Building - 235,000 gross sq. ft.
3W	35,000	—
3E	24,000	—
4W	46,000	—
4E	22,000	—
5	54,000	8 Story Apartment Building - 454,000 gross sq. ft.
6	276,000	4 Story Apartment Building - 120,000 gross sq. ft.
7A	76,000	330 Car Public Parking Garage
8	36,000	4 Story Office Building - 114,000 gross sq. ft.
9	72,000	10 Story Office Building - 210,000 gross sq. ft.
OUTSIDE CAPITAL CENTER
20	26,600	3-4 Story Historic Building in southwest corner of lot - 18,000 gross sq. ft.